

08028162

UNITED STATES
ECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-65661

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING __01-01-2007__ AND ENDING __12-31-2007__
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: T.S. Phillips Investments, Inc.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY
FIRM I.D. NO.

3555 NW 58th Street, Suite 600
(No. and Street)

Oklahoma City   Oklahoma   73112
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Thompson S. Phillips   405-943-94
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

SEC Mail Processing
Section

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

FEB 29 2008

James Dee Johnson & Company Certified Public Accountant PC
(Name – If Individual, state last, first, middle name)

Washington, DC
111

3608 NW 58th Street   Oklahoma City   Oklahoma   73112
(Address)   (City)   (State)   (Zip Code)

PROCESSED

CHECK ONE:

MAR 2 4 2008

☒ Certified Public Accountant

☐ Public Accountant

THOMSON
FINANCIAL

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Thompson S. Phillips _____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of T.S. Phillips Investments, Inc. _____ , as of December 31 _____ , 20 07 ____ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

President _____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Contents

Independent Auditors Report	1
Statement of Financial Condition	2
Statement of Operations	3
Statement of Changes in Stockholder's Equity	4
Statement of Changes in Liabilities Subordinated to Claims of General Creditors	5
Statement of Cash Flows	6
Notes to Financial Statements	7-10

SUPPORTING SCHEDULES

Schedule I: Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission	12
Schedule II: Computation for Determination of Reserve Requirements Under Rule 15C3-3 of the Securities and Exchange Commission	13
Independent Auditors Report on Internal Control Required by SEC Rule 17a-5	15-16



JAMES DEE
JOHNSON & COMPANY
CERTIFIED PUBLIC ACCOUNTANTS P.C.

INDEPENDENT AUDITORS' REPORT

Board of Directors

We have audited the accompanying statement of financial condition of T.S. Phillips Investments, Inc. as of December 31, 2007 and the related statements of operations, changes in stockholder's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of T.S. Phillips Investments, Inc. as of December 31, 2007, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Oklahoma City, Oklahoma
February 24, 2008

T.S. Phillips Investments, Inc.
Statement of Financial Condition
As of December 31, 2007

Assets

Cash in Bank and Brokerage	$	221,006
Deposits with clearing organizations and others (cash)		100,789
Prepaid Insurance		25,982
Receivables from broker-dealers and others		77,642
Deferred tax asset		6,485
Furniture and equipment at cost, less accumulated depreciation of $ 24,293		23,282
TOTAL ASSETS	$	455,186

Liabilities and Stockholder's Equity

Accounts payable, accrued expenses and other liabilities	$	195,334
Commitments		-
Stockholder's Equity		
Common stock, $.10 par value, authorized 100,000 shares, 10,000 shares issued.		1,000
Additional paid in capital		175,000
Retained earnings		83,852
Total Stockholder's Equity		259,852
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	455,186

The accompanying notes are an integral part of this financial statement.

T.S. Phillips Investments, Inc.
Statement of Operations
For the Year Ended December 31, 2007

Revenue		
Commissions	$	2,662,005
Interest and dividend income		16,871
Miscellaneous income		220,852
Total Income		2,899,728
Expenses		
Employee compensation, commissions and benefits		2,313,728
Brokerage and clearing fees		343,535
Facility rents		37,195
Office expense		172,861
Interest expense		5,546
Depreciation		9,747
Total operating expenses		2,882,612
Net Income Before Income Taxes		17,116
Income tax expenses		5,664
Net Income	$	11,452

The accompanying notes are an integral part of this financial statement.

T.S. Phillips Investments, Inc.
Statement of Changes in Stockholder's Equity
For the Year Ended December 31, 2007

	Common Stock		Additional Paid In Capital	Retained Earnings	Total
	Shares Outstanding	Amount			
Balance beginning of year	10,000	$ 1,000	$ 175,000	$ 72,400	$248,400
Contributions of capital	-	-	-		-
Current Net Income				11,452	11,452
Balance end of year	10,000	$ 1,000	$ 175,000	$ 83,852	$259,852

The accompanying notes are an integral part of this financial statement.

4

T.S. Phillips Investments, Inc.
Statement of Changes in Liabilities Subordinated to the Claims of General Creditors
For the Year Ended December 31, 2007

Balance beginning of year	$	-
Additions		-
Retirements		-
Balance end of year	$	-

5

T.S. Phillips Investments, Inc.
Statement of Cash Flows
For the Year Ended December 31, 2007

CASH FLOWS FROM OPERATING ACTIVITIES	
Net Income (Loss)	$ 11,452
Adjustments to reconcile Net Income (Loss) to net Cash provided by (used in) operating activities:	
Depreciation and Amortization	9,747
Decrease (Increase) in Operating Assets:	
Deposits with clearing organizations	423
Prepaid insurance	. (0)
Accounts receivable	16,653
Deferred taxes	819
Increase (Decrease) in Operating Liabilities:	
Securities sold, not yet purchased	(2,323)
Accounts Payable	13,491
Total Adjustments	38,809
Net Cash Provided By (Used in) Operating Activities	50,261
CASH FLOWS FROM INVESTING ACTIVITIES	
Capital Expenditures	(23,910)
Net Cash Provided By (Used In) Investing Activities	(23,910)
CASH FLOWS FROM FINANCING ACTIVITIES	
Proceeds From Capital Contributions	-
Net Cash Provided By (Used In) Financing Activities	-
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	26,352
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	194,654
CASH AND CASH EQUIVALENTS AT END OF PERIOD	$ 221,006

The accompanying notes are an integral part of this financial statement.

T.S. Phillips Investments, Inc.

Notes to Financial Statements
December 31, 2007

1. **Organization and Nature of Business**

    The Company is a broker-dealer registered with the Securities and Exchange
    Commission (SEC) operating under SEC Rule 15c3-3(k)(2)(ii) which provides that all the
    funds and securities belonging to the Company's customers would be handled by a
    clearing broker-dealer. In accordance with the provisions of this rule, the Company
    executes all of its customers' transactions on a fully-disclosed basis, through an
    unaffiliated clearing broker-dealer which carries the accounts and securities of the
    company's customers.

2. **Significant Accounting Policies**

    Basis of Presentation
    The financial statements include the accounts of the Company. The Company is engaged
    in a single line of business as a securities broker-dealer, which comprises several
    classes of services, including principal transactions and agency transactions.

    Securities Transactions
    Profit and loss arising from all securities transactions entered into for the account and risk
    of the Company are determined using the specific identification method and are recorded
    on a settlement date basis.

    Customer's securities transactions are reported on a settlement date basis with related
    commission income and expenses reported on a settlement date basis. The amounts
    recorded for commission and income and expense for customers' securities transactions
    approximate the amounts that would be recorded on a trade date basis.

    Marketable securities are valued at market value, and securities not readily marketable
    are valued at fair value as determined by management.

    Income Taxes
    The amount of current and deferred taxes payable or refundable is recognized as of the
    date of the financial statements, utilizing currently enacted tax laws and rates. The
    amount of current and deferred taxes payable or refundable is recognized as of the date
    of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax
    expenses or benefits are recognized in the financial statements for the changes in
    deferred tax liabilities or assets between years

    Depreciation
    Depreciation is provided on an accelerated method of depreciation basis using estimated
    useful lives of three to seven years.

7

Statement of Cash Flows
For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days that are not held for sale in the ordinary course of business.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates

2. **Pension and Other Postretirement Benefit Plans**
The Company has a contributory defined-contribution retirement plan covering substantially all of its employees. The benefits are based on each employee's compensation and amounts the employee elects to contribute to the plan. The company matches the employee's contribution up to 3% of the employee's compensation. The employee is fully vested in the employer's contribution.

The Company does not provide health and life insurance benefits to retired employees.

3. **Financial Instruments**
Accounting Policies
The financial instruments of the Company are reported in the statement of financial condition at market or fair values, or at carrying amounts that approximate fair values because of the short maturity of the instruments.

Financial Instruments With Off-Balance-Sheet Risk

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.
The majority of the Company's transactions with off-balance-sheet risk are short-term in duration.

4. Concentrations of Credit Risk

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

The company has a relationship with a multi-branch regional bank that allows it to have branches in their banking facilities. A portion of its securities business is conducted through these branches. If the relationship is terminated the Company may be exposed to risk.

5. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2007, the Company had net capital of $195,515, which was $145,515 in excess of its required net capital of $50,000. The Company's ratio of aggregate indebtedness to net capital ratio was 1 to 1.

The Company is exempt from the Securities and Exchange Commission Customer Protection Rules (SEC Rule 15c3-3), which relate to reserves and custody of securities, under section (k)(2)(ii) of this rule.

7. Related Party Transactions

The company has business relationships with companies with common shareholders. During the year the company received $53,500 from these entities for reimbursement of office rent and wages and $45,000 in revenue. The company paid $58,700 in commissions to the related entities.

At the end of the year the company had commissions' payable of $4,400 to related companies.

8.   **Income Taxes**

The current and deferred portions of the income tax expense (benefit) included in the statement of operations as determined in accordance with FASB Statement No. 109, Accounting for income taxes, are as follows:

	Current	Deferred	Total
Federal	2,730	1,331	4,061
State	1,092	511	1,603
Total	3,534	1,842	5,664

The difference is due to the timing of the deduction of the commissions payable to related individuals and companies.

9.   **Operating Lease**

The company has entered into a non-cancelable operating lease agreement for its offices. Rental expense for the year was $61,800. Future minimum lease payments required under the lease are as follows:

2008	$62,706
2009	$64,579
2010	$66,542
2011	$68,512
2012	$64,534

Supplemental Information
Pursuant to Rule 17a-5 of the
Securities Exchange Act of 1934
as of
December 31, 2007

T.S. Phillips Investments, Inc.
Schedule I
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
As of December 31, 2007

Computation of Net Capital

Total ownership equity qualified for net Capital			$ 259,852
Deductions and/or charges			
Non-allowable assets			
Accounts receivable	$	4,130	
Prepaid Insurance		25,982	
Deferred taxes and other assets		7,274	
Furniture and equipment		23,282	60,668
Net capital before haircuts on securities positions			199,184

Haircuts on securities (computed, where applicable pursuant to Rule 15c3-1(f):			
Exempted Securities	$	-	
Money market		3,669	3,669

Net capital	$	195,515

Aggregate Indebtedness

Items included in statement of condition		
Accounts payable	$	195,333
Total Aggregate indebtedness	$	195,333

Computation of Basic Net Capital Requirement

Minimum net capital required (6 2/3% of total aggregate indebtedness)	$	13,022
Minimum Dollar Net capital requirement of reporting broker or dealer	$	50,000
Minimum net capital requirement (greater of two minimum requirement amounts)	$	50,000
Net capital in excess of minimum required	$	145,515
Excess net capital at 1000%	$	175,982
Ratio: Aggregate indebtedness to net capital		1.00

Reconcilation with Company's Computation

There were no material differences in the computation of net capital under rule 15c3-1 from the Company's computation.

T.S. Phillips Investments, Inc.
Computation for Determination of Reserve Requirements Under Rule 15c3-3 of
the Securities and Exchange Commission
As of December 31, 2007

Exemptive Provisions

The Company has claimed an exemption from Rule 15c3-3 under section (k)(2)(ii), in
which all customer transactions are cleared through another broker-dealer on a fully
disclosed basis.

Independent Auditors Report

on Internal Control

Required by SEC Rule 17a-5

Year Ended December 31, 2007



JAMES DEE
JOHNSON & COMPANY
Certified Public Accountants P.C.

Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5

Board of Directors
T.S. Phillips Investments, Inc.

In planning and performing our audit of the financial statements of T.S. Phillips, Inc. (the Company), for the year ended December 31, 2007, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and
2. Comparisons, and the recordation of differences required by rule 1 7a- 13.
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives.

Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in

15

3608 NW 58th St., Ste 100 • Oklahoma City, OK 73112 • Office (405) 943-1272 • FAX 943-1315

conformity with generally accepted accounting principles. Rule 1 7a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



Oklahoma City, Oklahoma
February 24, 2008

16

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